Via EDGAR

March 12, 2021

Mr. Craig Wilson
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Information Technologies and Services
100 F Street, NE
Washington, D.C. 20549

Re:	FactSet Research Systems Inc.
Form 10-K for the fiscal year ended August 31, 2020
File No. 001-11869

Dear Mr. Wilson,
On behalf of FactSet Research Systems Inc. (“FactSet” or the “Company”), please find below the Company’s response to the comment of the Staff of the Securities and Exchange Commission (the “Staff”) as set forth in the Staff’s comment letter dated March 5, 2021. For ease of reference, the heading and number of the response corresponds to the heading and number in the Staff’s comment letter. The Company has repeated the Staff’s comment in bold text preceding its response.
Please note that the Company will file its Quarterly Report on Form 10-Q for the period ending February 28, 2021 on or before April 9, 2021, and that such quarterly report will incorporate the response presented here to the Staff’s comment.
Form 10-K
Non-GAAP Financial Measures, page 37
1.In future filings, please revise your non-GAAP presentations of Adjusted Operating Margin percentage to add the comparable GAAP operating margin percentage for reported periods. In addition, revise the description of "Other items" within your reconciliation to note the respective amounts which should facilitate historical comparisons; one of the reasons for your use of non-GAAP measures. Please refer to the Commissions "Conditions for Use of Non-GAAP Financial Measures" Release No. 33-8176, footnote 27.
Response:
FactSet acknowledges the Staff’s comments regarding the Company’s disclosure of Non-GAAP Financial Measures on page 37 of the Form 10-K. In future filings, the Company intends to include the comparable GAAP operating margin percentage for reported periods when it refers to adjusted operating margin percentage for such periods. In addition, in future filings, the Company will expand the description of “Other items” within its reconciliation to note the respective amounts included within such item to facilitate historical comparisons and will provide the reason for our use of non-GAAP measures.
In connection with the Company’s response, FactSet acknowledges that it is responsible for the accuracy and adequacy of the disclosure in its filings, notwithstanding any review, comments, action, or absence of action by the Staff.

Should you have any additional questions or require more information, please feel free to contact me by phone at (203) 810-1467 or by e-mail at jeffrey.gershowitz@factset.com or Rachel R. Stern, the Company’s Chief Legal Officer, by phone at (203) 810-1813 or by e-mail at rstern@factset.com.

Very truly yours,
/s/ JEFFREY A. GERSHOWITZ
Jeffrey A. Gershowitz
Senior Vice President,
Assistant General Counsel
cc: F. Philip Snow, Chief Executive Officer
Helen L. Shan, Chief Financial Officer
Rachel R. Stern, Chief Legal Officer
Gregory T. Moskoff, Chief Accounting Officer